     FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

October 10, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

October 10, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is very pleased to announce assay results on 3,043 meters (9,985 ft) of drilling on the Company’s 28 square-mile Pony Creek/Elliott Dome Property (the “Property”) on the 175 million ounce gold Carlin Trend in north central Nevada. Assays for Hole PC-07-16 returned significant gold values, including 10.05 g/tonne gold over 1.5 meters (0.293 oz/ton gold over 5 feet), 2.18 g/tonne gold over 36.58 meters (0.064 oz/ton gold over120 ft), 3.18 g/tonne gold over 6.1 meters (0.093 oz/ton gold over 20 ft) and 3.29 g/tonne gold over 12.2 meters (0.096 oz/ton gold over 40 ft). Hole PC-07-16 in Pony Creek South is located within the NI 43-101 compliant 1.426 million ounce gold inferred resource area and was drilled as part of a three target area program planned for the Property during the 2007 season, which also included the Pony Creek West and Red Rock target areas.

A 1.426 million ounce inferred resource at Pony Creek South and North was identified on the property by the previous operators. The National Instrument 43-101 report (the “Report”) dated March 18, 2004 titled “Evaluation of the Gold Resource on the Pony Creek Property”, was prepared by Rick H. Russell, MSc, a licensed geologist and is available for review at www.sedar.com.

PC-07-16’s off-set location and target depth were calculated by Grandview geologists by incorporating geological data with assays from PC-06-06 drilled by the Company in 2006, PC- 05-02 drilled by the Company in 2005 and historic PC-20 drilled by Newmont Mining Corp in 1981. PC-06-06 highlights included 2.72 g/tonne gold over 9.1 m and 5.36 g/tonne gold over 3.05 m. Highlights for PC-05-02 included 5.10 g/tonne gold over 16.8 m and 12.5 g/tonne gold over 3.05 m. According to the Report, Newmont’s PC-20 intersected 110 ft of continuous gold mineralization averaging 0.167 oz (5.73 g/tonne), including two 25-ft intervals averaging 0.450 oz (15.43 g/tonne) and 0.165 oz (5.66 g/tonne). For details of PC-06-06 and PC-05-02, see Grandview news releases dated December 20, 2006 and February 1, 2006 respectively. For details of PC-20 see the Report on www.sedar.com.

Grandview Gold Inc.

Table 1. Significant Results from PC-07-16 and Related Historic Holes

DDH#	From m (ft)	To m (ft)	Width m (ft) †	Au g/Tonne
PC-07-16	128.0 (420)	164.6 (540)	36.6 (120)	2.18 (0.064
incl	128.0 (420)	134.1 (440)	6.1 (20)	3.18 (0.093)
incl	152.4 (500)	164.6 (540)	12.2 (40)	3.29 (0.096)
incl	153.9 (505)	155.5 (510)	1.5 (5)	10.05 (0.293)
PC-06-06*	100.6 (330)	109.7 (360)	9.1 (30)	2.72 (0.079)
incl*	100.6 (330)	112.5 (340)	3.05 (10)	5.36 (0.156)
PC-05-02*	120.4 (395)	137.2 (450)	16.8 (55)	5.10 (0.149)
incl*	126.5 (415)	129.5 (425)	3.05 (10)	12.50 (0.365)
PC-20*	123.4 (405)	157.0 (515)	33.5 (110)	5.73 (0.167)
incl*	125.0 (410)	132.6 (435)	7.6 (25)	5.66 (0.165)
incl*	134.1 (440)	141.7 (465)	7.6 (25)	15.43 (0.450)

* Previously reported.
† All thicknesses and depths are drill hole thicknesses and depths and are not/should not be assumed to be true thicknesses.

PC-07-16 was collared and drilled through the Pony Creek rhyolite until approximately 420 ft. From 420 to 540 ft a quartz grain sandstone was intercepted which corresponds directly with gold mineralization. From 540 to 645 ft a calcareous sandstone/sandy limestone unit was encountered, and from 645 through 845 ft a light grey limestone with grey chert fragments characteristic of the Pennsylvanian Moleen limestone was intersected.

The mineralized zone in PC-07-16 is located 170 to 120 ft west of the PC-06-06 and PC-05-02 mineralization, but appears to be controlled by a parallel structure. Grandview President and CEO Paul Sarjeant, B.Sc., P.Geo and Chairman Michael Hitch, M.Geo, Ph.D, P.Geo visited the Property last week to review the assay results with Company geologists and model a follow-up series of 100 ft offset holes to test the mineralized horizon in the area around what appears to be two parallel structures.

“We are very pleased by recent developments at and near PC-07-16. Not only are the gold numbers and stratigraphy indicative of a Carlin Type system like Barrick’s Bald Mountain Mine, but it is very possible that a second structure, indicated by Newmont’s drilling in the 80s’ is in the same neighborhood,” says Paul Sarjeant. “All of that bodes well for the resource area and the way our geologists have been interpreting the geology.”

“We left Pony Creek with the drill turning on PC-07-19, one of the off-set holes targeted to test structural control of PC-07-16 mineralization,” says Dr. Michael Hitch. “Once we receive assays on that off-set and the balance of the Pony Creek 2007 drill and exploration program, we will review the geology, geochemistry and geophysics as a team and develop a forward exploration program including 3D modeling. With a computer generated geological model, we should be able to visualize the deposit in all directions and move to expand the existing inferred resource as well as maximizing the high-grade portion.”

Last month, the Company reported preliminary results of drilling at Pony Creek West and Red Rock (see Grandview news release dated September 26, 2007) and has the following to add: A total of 5,320 feet of drilling was completed on Pony Creek West which sits adjacent to the 1.426 million ounce inferred resource area. Grandview geologists identified favourable looking lithological units, alteration and structural zones at favourable depths. All drill

Grandview Gold Inc.

holes that intercepted the targeted structure contained anomalous gold. The stratigraphy appears to be in the Mississippian Chainman formation. Two identified faults are thought to define a W-NW trending ‘horst’ block with the Devonian Devil’s Gate within possible drilling depth. The Chainman/Devil’s Gate contact (or equivalents) hosts mineralization at the five million ounce gold Rain/Emigrant Springs mines north of Pony Creek as well as the Bald Mountain mine to the south.

The Company completed 2,000 ft of exploratory drilling at Red Rock into stratigraphy which appears to be within the targeted Mississippian Chainman formation. Secondary carbonate alteration described in mining literature about the Rain Mine was observed, intensifying near the bottom of the hole. In keeping with the Company’s original plan to conduct multi-element analysis to further MagmaChem’s target vectoring (see Grandview news release dated May 10, 2007) to determine likelihood of Rain type mineralization at depth, samples have been sent to ACTlabs for analysis.

The drilling program was carried out under the supervision of Paul Sarjeant, B.Sc, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101. The information in this release was reviewed by and prepared under the direction of Paul Sarjeant. All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analysis in Vancouver. Future results will be reported once they are received and reviewed by project staff.

Item 5.	Full Description of Material Change

October 10, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is very pleased to announce assay results on 3,043 meters (9,985 ft) of drilling on the Company’s 28 square-mile Pony Creek/Elliott Dome Property (the “Property”) on the 175 million ounce gold Carlin Trend in north central Nevada. Assays for Hole PC-07-16 returned significant gold values, including 10.05 g/tonne gold over 1.5 meters (0.293 oz/ton gold over 5 feet), 2.18 g/tonne gold over 36.58 meters (0.064 oz/ton gold over120 ft), 3.18 g/tonne gold over 6.1 meters (0.093 oz/ton gold over 20 ft) and 3.29 g/tonne gold over 12.2 meters (0.096 oz/ton gold over 40 ft). Hole PC-07-16 in Pony Creek South is located within the NI 43-101 compliant 1.426 million ounce gold inferred resource area and was drilled as part of a three target area program planned for the Property during the 2007 season, which also included the Pony Creek West and Red Rock target areas.

A 1.426 million ounce inferred resource at Pony Creek South and North was identified on the property by the previous operators. The National Instrument 43-101 report (the “Report”) dated March 18, 2004 titled “Evaluation of the Gold Resource on the Pony Creek Property”, was prepared by Rick H. Russell, MSc, a licensed geologist and is available for review at www.sedar.com.

PC-07-16’s off-set location and target depth were calculated by Grandview geologists by incorporating geological data with assays from PC-06-06 drilled by the Company in 2006, PC-05-02 drilled by the Company in 2005 and historic PC-20 drilled by Newmont Mining Corp in 1981. PC-06-06 highlights included 2.72 g/tonne gold over 9.1 m and 5.36 g/tonne gold over 3.05 m. Highlights for PC-05-02 included 5.10 g/tonne gold over 16.8 m and 12.5 g/tonne gold over 3.05 m. According to the Report, Newmont’s PC-20 intersected 110 ft of continuous gold mineralization averaging 0.167 oz (5.73 g/tonne), including two 25-ft intervals averaging 0.450 oz (15.43 g/tonne) and 0.165 oz (5.66 g/tonne). For details of PC-06-06 and

Grandview Gold Inc.

PC-05-02, see Grandview news releases dated December 20, 2006 and February 1, 2006 respectively. For details of PC-20 see the Report on www.sedar.com.

Table 1. Significant Results from PC-07-16 and Related Historic Holes

DDH#	From m (ft)	To m (ft)	Width m (ft) †	Au g/Tonne
PC-07-16	128.0 (420)	164.6 (540)	36.6 (120)	2.18 (0.064
incl	128.0 (420)	134.1 (440)	6.1 (20)	3.18 (0.093)
incl	152.4 (500)	164.6 (540)	12.2 (40)	3.29 (0.096)
incl	153.9 (505)	155.5 (510)	1.5 (5)	10.05 (0.293)
PC-06-06*	100.6 (330)	109.7 (360)	9.1 (30)	2.72 (0.079)
incl*	100.6 (330)	112.5 (340)	3.05 (10)	5.36 (0.156)
PC-05-02*	120.4 (395)	137.2 (450)	16.8 (55)	5.10 (0.149)
incl*	126.5 (415)	129.5 (425)	3.05 (10)	12.50 (0.365)
PC-20*	123.4 (405)	157.0 (515)	33.5 (110)	5.73 (0.167)
incl*	125.0 (410)	132.6 (435)	7.6 (25)	5.66 (0.165)
incl*	134.1 (440)	141.7 (465)	7.6 (25)	15.43 (0.450)

*Previously reported.
† All thicknesses and depths are drill hole thicknesses and depths and are not/should not be assumed to be true thicknesses.

PC-07-16 was collared and drilled through the Pony Creek rhyolite until approximately 420 ft. From 420 to 540 ft a quartz grain sandstone was intercepted which corresponds directly with gold mineralization. From 540 to 645 ft a calcareous sandstone/sandy limestone unit was encountered, and from 645 through 845 ft a light grey limestone with grey chert fragments characteristic of the Pennsylvanian Moleen limestone was intersected.

The mineralized zone in PC-07-16 is located 170 to 120 ft west of the PC-06-06 and PC-05-02 mineralization, but appears to be controlled by a parallel structure. Grandview President and CEO Paul Sarjeant, B.Sc., P.Geo and Chairman Michael Hitch, M.Geo, Ph.D, P.Geo visited the Property last week to review the assay results with Company geologists and model a follow-up series of 100 ft offset holes to test the mineralized horizon in the area around what appears to be two parallel structures.

“We are very pleased by recent developments at and near PC-07-16. Not only are the gold numbers and stratigraphy indicative of a Carlin Type system like Barrick’s Bald Mountain Mine, but it is very possible that a second structure, indicated by Newmont’s drilling in the 80s’ is in the same neighborhood,” says Paul Sarjeant. “All of that bodes well for the resource area and the way our geologists have been interpreting the geology.”

“We left Pony Creek with the drill turning on PC-07-19, one of the off-set holes targeted to test structural control of PC-07-16 mineralization,” says Dr. Michael Hitch. “Once we receive assays on that off-set and the balance of the Pony Creek 2007 drill and exploration program, we will review the geology, geochemistry and geophysics as a team and develop a forward exploration program including 3D modeling. With a computer generated geological model, we should be able to visualize the deposit in all directions and move to expand the existing inferred resource as well as maximizing the high-grade portion.”

Last month, the Company reported preliminary results of drilling at Pony Creek West and Red Rock (see Grandview news release dated September 26, 2007) and has the following to add: A total of 5,320 feet of drilling was completed on Pony Creek West which sits adjacent

Grandview Gold Inc.

to the 1.426 million ounce inferred resource area. Grandview geologists identified favourable looking lithological units, alteration and structural zones at favourable depths. All drill holes that intercepted the targeted structure contained anomalous gold. The stratigraphy appears to be in the Mississippian Chainman formation. Two identified faults are thought to define a W-NW trending ‘horst’ block with the Devonian Devil’s Gate within possible drilling depth. The Chainman/Devil’s Gate contact (or equivalents) hosts mineralization at the five million ounce gold Rain/Emigrant Springs mines north of Pony Creek as well as the Bald Mountain mine to the south.

The Company completed 2,000 ft of exploratory drilling at Red Rock into stratigraphy which appears to be within the targeted Mississippian Chainman formation. Secondary carbonate alteration described in mining literature about the Rain Mine was observed, intensifying near the bottom of the hole. In keeping with the Company’s original plan to conduct multi- element analysis to further MagmaChem’s target vectoring (see Grandview news release dated May 10, 2007) to determine likelihood of Rain type mineralization at depth, samples have been sent to ACTlabs for analysis.

The drilling program was carried out under the supervision of Paul Sarjeant, B.Sc, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101. The information in this release was reviewed by and prepared under the direction of Paul Sarjeant. All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analysis in Vancouver. Future results will be reported once they are received and reviewed by project staff.

About the Carlin Trend

The Carlin Trend is the second richest gold district in the world, second only to Witwatersrand South Africa. Carlin Trend mines have produced more than 75 million ounces of gold to date, worth over USD $54 billion at today's prices. More than 100 million ounces gold of proven and probable reserves worth over USD $72 billion remain in the ground. A detailed Regional Activity map of the Carlin Trend, including historic production and probable reserves, can be found on the Company website at   http://www.grandviewgold.com/Gold_Properties/Carlin_Trend/

About Pony Creek/Elliott Dome

Under the terms of an option agreement with Mill City Gold Corp, the Company has earned an 80% interest in the Property. The Pony Creek/Elliott Dome Property represents the largest consolidated land position on the Carlin Trend not already owned by a major resource company.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Grandview Gold Inc.

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 11th day of October 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.